

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

Via E-mail
Cal Lai
President and Chief Executive Officer
SinoBiomed, Inc.
Room 4304, 43/F China Resources Building
26 Harbour Road
Wan Chai, Hong Kong

> **Re:** **SinoBiomed, Inc.**
> **Preliminary Information Statement**
> **Filed June 17, 2011**
> **File No. 000-51815**

Dear Mr. Lai:

We have limited our review of your filing to the issue we have addressed in our comment below. Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

Purposes for Reverse Split and Name Change and Effects on Common Stock

1. We note your statement in the third paragraph of this section that your board of directors will implement the reverse stock split in hopes that it will result in a higher per share price of your common stock. However, on the following page you state that the reverse split will be effected for the "primary purpose of facilitating the Share Exchange Transaction and the Financing Transactions." You have not discussed the Share Exchange Transaction or Financing Transactions elsewhere in the filing. Please amend your filing to define these terms and provide a description of each transaction. Also, please reconcile your statements to provide readers with a clear understanding of the primary purpose of the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Cal Lai
SinoBiomed, Inc.
June 23, 2011
Page 2

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Dawn Bernd-Schulz
        Pillsbury Winthrop Shaw Pittman LLP
        2300 N Street, NW
        Washington, DC 20037-1122